UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No.2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Brilliance China Automotive Holdings Limited
(Name of Subject Company)

Bermuda
(Jurisdiction of Subject Company’s Incorporation or Organization)

Huachen Automotive Group Holdings Company Limited
Mr. WU Xiao An
Mr. HONG Xing
Mr. SU Qiang
Mr. HE Tao
(Name of Person(s) Furnishing Form)

Ordinary Shares, par value U.S.$0.01 per share
and
American Depositary Shares, each representing 100 Ordinary Shares
(Title of Class of Subject Securities)

10949Q105 (for the ADSs)
(CUSIP Number of Class of Securities (if applicable))

Wu Xiao An
Brilliance China Automotive Holdings Limited
Suite 2303-06, 23rd Floor, Great Eagle Centre
23 Harbour Road, Wanchai
Hong Kong, People’s Republic of China
(852) 2523-7227
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Scott. D. Clemens
Baker & McKenzie
14th Floor, Hutchison House
Harcourt Road
Hong Kong, People’s Republic of China
January 9, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I. — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	I.1(a)-1*	Joint Announcement dated December 19, 2002 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of the Offerors, to acquire all issued shares, including shares represented by ADSs, in the share capital of Brilliance China Automotive Holdings Limited, other than those already owned by the Offerors or parties acting in concert with them.

	I.1(a)-2**	Offer Document dated January 9, 2003 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of the Offerors, to acquire all issued shares, including shares represented by ADSs, in the share capital of Brilliance China Automotive Holdings Limited, and the Employee Options (other than those already owned by the Offerors or parties acting in concert with them).

	I.1(a)-3**	Joint Announcement dated January 9, 2003 relating to the dispatch of the Offer Document to holders of ordinary shares, holders of Employee Options and holders of ordinary shares represented by ADSs.

	I.1(a)-4**	Form of Acceptance relating to the Offer distributed to holders of ordinary shares and holders of Employee Options.

	I.1(a)-5**	Letter of Transmittal relating to the Offer distributed to holders of ADSs.

	I.1(a)-6**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 9, 2003 relating to the Offer.

	I.1(a)-7**	Letter to Clients dated January 9, 2003 relating to the Offer.

	I.1(a)-8	Joint Announcement Regarding Final Results of the Offer.

(b)	Not applicable.

Item 2. Informational Legends

Not applicable.

PART II. — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Articles of Association of Huachen Automotive Group Holdings Company Limited.

(2)	Not applicable.

(3)	See Exhibits II.3(a)-1 through II.3(a)-4.*

PART III. — CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission previously on December 20, 2002.

(2)	Not applicable.

*	Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB dated December 20, 2002.

**	Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB dated January 10, 2003.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUACHEN AUTOMOTIVE GROUP HOLDINGS COMPANY LIMITED

By:	/s/ WU Yong Cun Name: WU Yong Cun Title: Attorney-In-Fact Date: February 7, 2003

MR. WU XIAO AN

By:	/s/ WU Xiao An Name: WU Xiao An Title: Executive Director, Brilliance China Automotive Holdings Limited Date: February 7, 2003

MR. HONG XING

By:	/s/ WU Xiao An Name: WU Xiao An Title: Attorney-In-Fact Date: February 7, 2003

MR. SU QIANG

By:	/s/ WU Xiao An Name: WU Xiao An Title: Attorney-In-Fact Date: February 7, 2003

MR. HE TAO

By:	/s/ WU Xiao An Name: WU Xiao An Title: Attorney-In-Fact Date: February 7, 2003

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